UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

               Commission File Number         333-120575-38
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           Structured Asset Securities Corporation, (as Depositor)
                      under the Trust Agreement,
        dated as May 1, 2005 providing for the issuance of
            Mortgage Pass-Through Certificates Series 2005-9XS
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            (Exact name of registrant as specified in its charter)

745 Seventh Avenue, 7th Floor, New York, N. Y. 10019
                      212-526-7000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class 1A1A, Class 1A1B, Class 1A2A, Class 1A2B, Class 1A2C, Class 1A3A,
Class 1A3B, Class 1A3C, Class 1A3D, Class 1A4, Class 2A1, Class 2A2, Class 2A3, Class 2A4, Class M1, Class M2, Class M3, Class M4
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           (Title of each class of securities covered by this Form)

  None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [ ]          Rule 12h-3(b)(1)(i)  [X]
Rule 12g-4(a)(1)(ii) [ ]          Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]          Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]          Rule 12h-3(b)(2)(ii) [ ]
                                  Rule 15d-6           [X]

Approximate number of holders of record as of the certification or notice
date:   55
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Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   January 26, 2006          By: /s/   Karen Schluter
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.